EXHIBIT 99.11

Wipro Limited - Results for the quarter and nine months ended December 31, 2004

Wipro Limited- Consolidated
Audited Segment - wise Business Performance for the quarter and nine months ended
December 31, 2004 (In Rs. Million)

	Quarter ended December 31,			Nine months ended December 31,			Year ended
Particulars	2004	2003	Growth %	2004	2003	Growth %	March 31, 2004

Segment Revenue
Global IT Services and Products	15,888	11,472	38	44,344	31,026	43	43,575
India and AsiaPac IT Services and Products	3,421	2,355	45	9,122	6,096	50	9,762
Consumer Care and Lighting	1,289	949	36	3,496	2,629	33	3,649
Others	503	438	15	1,615	1,198	35	1,826
Total	21,101	15,214	39	58,577	40,949	43	58,812
Profit Before Interest and Tax - PBIT (1)
Global IT Services and Products	4,139	2,514	65	11,893	6,573	81	9,539
India and AsiaPac IT Services and Products	272	161	69	627	393	60	792
Consumer Care and Lighting	175	141	24	495	415	19	551
Others	176	48	267	316	158	100	277
Total	4,762	2,864	66	13,331	7,539	77	11,159
Interest (net) and Other Income	185	187		598	530		873
PROFIT BEFORE TAX	4,947	3,051	62	13,929	8,069	73	12,032
Income Tax expense	(722)	(330)		(2,035)	(922)		(1,681)
Profit before share in earnings / (losses) of affiliates and minority interest	4,225	2,721	55	11,894	7,147	66	10,351
Share in earnings of affiliates	71	43		133	(5)		23
Minority interest	(28)	(21)		(72)	(35)		(59)
PROFIT AFTER TAX	4,268	2,743	56	11,955	7,107	68	10,315
Earnings per share - EPS
(PY: Adjusted EPS for bonus issue in ratio of 2:1) - in Rs.
Basic	6.14	3.96		17.21	10.24		14.87
Diluted	6.04	3.95		17.08	10.24		14.85
Operating Margin
Global IT Services and Products	26%	22%		27%	21%		22%
India and AsiaPac IT Services and Products	8%	7%		7%	6%		8%
Consumer Care and Lighting	14%	15%		14%	16%		15%
Total	23%	19%		23%	18%		19%
Capital employed (2)
Global IT Services and Products	26,709	19,163		26,709	19,163		21,732
India and AsiaPac IT Services and Products	1,417	1,496		1,417	1,496		1,941
Consumer Care and Lighting	659	520		659	520		596
Others	23,733	22,552		23,733	22,552		14,498
Total	52,518	43,731		52,518	43,731		38,767
Capital Employed Composition
Global IT Services and Products	51%	44%		51%	44%		56%
India and AsiaPac IT Services and Products	3%	3%		3%	3%		5%
Consumer Care and Lighting	1%	1%		1%	1%		2%
Others	45%	52%		45%	52%		37%
Total	100%	100%		100%	100%		100%
Return on average capital employed:
Global IT Services and Products	66%	52%		65%	46%		47%
India and AsiaPac IT Services and Products	67%	47%		50%	41%		53%
Consumer Care and Lighting	101%	107%		105%	92%		86%
Total	38%	27%		39%	25%		30%

Wipro Limited – Stand alone – Parent Company
Audited Financial Results for the quarter & nine months ended
December 31, 2004 (In Rs. Million)

	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
Particulars	2004	2003	2004	2003	2004

Net Income from Sales / Services	18,735	13,273	51,800	35,898	51,685
Cost of Sales / Services
a. Consumption of raw materials	2,866	1,956	7,591	5,170	8,209
b. Other expenditure	9,001	6,627	24,863	17,587	24,791
Gross Profit	6,868	4,690	19,346	13,141	18,685
Selling and Marketing expenses	1,335	1,074	3,831	3,272	4,506
General and Administrative expenses	738	644	2,098	1,825	2,717
Operating Profit before interest and depreciation	4,795	2,972	13,417	8,044	11,462
Interest expense	19	12	46	24	35
Depreciation	498	393	1,296	1,073	1,516
Operating Profit after interest and depreciation	4,278	2,567	12,075	6,947	9,911
Other income	187	198	624	544	912
Profit before tax	4,465	2,765	12,699	7,491	10,823
Provision for tax	700	319	1,965	930	1,674
PROFIT FOR THE QUARTER	3,765	2,446	10,734	6,561	9,149
Paid up equity share capital	1,404	465	1,404	465	466
Reserves	43,117	39,468	43,117	39,468	34,610
Earnings per share (EPS) • in Rs.
(PY: Adjusted EPS for bonus issue in ratio of 2:1)
Basic	5.41	3.53	15.45	9.46	13.19
Diluted	5.33	3.52	15.34	9.45	13.17
Aggregate of non-promoters shareholding
Number of shares	117,382,801	112,504,347	117,382,801	112,504,347	113,539,326
(PY: Adjusted for bonus issue in ratio of 2:1)
Percentage of holding	16.72	16.12	16.72	16.12	16.26
Details of expenditure
Items exceeding 10% of total expenditure
Staff Cost	7,716	5,684	20,861	14,613	20,718
Travel	1,243	815	3,488	3,247	4,320

Status of Redressal of Complaints received for the period
from October 1, 2004 to December 31, 2004

	Opening balance	Complaints received	Complaints disposed
Nature of Complaints	for the quarter	during the quarter	during the quarter	Unresolved

Complaints with respect to transfer / transmission / split / consolidation / exchange / duplicate issue of shares	0	0	0	0

Complaints with respect to Dematerialisation /Rematerialisation of shares	0	0	0	0

Complaints with regard to non-receipt of Corporate benefits like Dividend / Dividend Warrants / Interest / Bonus Shares	0	78	78	0

Total	0	78	78	0

(1)	PBIT is after considering stock compensation expense of Rs. 168 Mn for three months ended and Rs. 169 Mn for nine months ended December 31, 2004. PBIT of Global IT Services and Products is after considering stock compensation expense of Rs. 151 Mn for three months and nine months ended December 31, 2004.

(2)	This includes cash and cash equivalents of Rs. 24,845 Mn (2004: Rs. 21,760 Mn and 2003: Rs. 21,247 Mn).

Notes to segment report:

 1. The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by the Institute of Chartered Accountants of India.

2. The Company has three geographic segments: India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined in the table alongside.

(In Rs. Million)

	Quarter ended				Nine months ended
Geography	December 31,				December 31,
	2004	%	2003	%	2004	%	2003	%

India	4,588	22	3,506	23	12,956	23	9,479	23
USA	10,998	52	8,276	54	30,734	52	22,131	54
Rest of the world	5,515	26	3,432	23	14,887	25	9,339	23

Total	21,101	100	15,214	100	58,577	100	40,949	100

3. For the purpose at reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4. As of December 31, 2004, forward contracts to the extent of USD 258 Mn have been assigned to the foreign currency assets as on the balance sheet date. These assets are valued at the forward contract rate, adjusted for premium / discount in respect of the expired period.

The Company has designated certain forward contracts to hedge highly probable forecasted transactions. The gain or loss on these forward contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur. The gain / loss on roll over / cancellation / expiry of such contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur, till such time the same is grouped under Loans and Advances.

The Company has also entered into option / forward contracts which are not designated as hedge. Gain or loss on such contracts is recognized in the profit and loss account of the respective periods. The outstanding contracts as at the balance sheet date are marked to market, the impact of which is taken to profit and loss account. Consequently, the Company has recognized marked to market gain of Rs. 13.41 Mn in the current quarter ended December 31, 2004.

As at the balance sheet date, the Company had forward contracts to sell USD 614 Mn in respect of forecasted transactions. The effect of marked to market and of intermediary roll over / expiry of the said forward contracts is a gain of Rs. 233.97 Mn. The final impact of such contracts will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

Had the Company continued to follow the earlier accounting policy, the profit for the quarter would have been higher by Rs. 297 Mn (lower by Rs. 197 Mn for the nine months period ended December 31, 2004).

5. a) In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

b) The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements”.

c) In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WcP Peripherals have been accounted for by equity method of accounting.

Notes:

1. The above financial results were approved by the Board of Directors of the Company at its meeting held on January 21, 2005.

2. There are no qualifications in the report issued by the Auditors for these periods.

3. Corresponding figures for previous periods presented have been regrouped, where necessary, to confirm to this period classification.

By order of the Board
Place: Bangalore	Azim H Premji
Date: January 21, 2005	Chairman and Managing Director

WIPRO LIMITED Regd. Office: Doddakannelli, Sarjapur Road Banglore- 550 035. www.wipro.com